Border X Brewing

Alcohol Brewery Food

Infusing the craft beer experience with traditionally Latino flavors and culture

BORDERXBREWING.COM SAN DIEGO CALIFORNIA



BORDER X BREWING



We're breaking down borders and building community with Latino craft beer, delicious food, and rich culture. We offer Mexican food to complement our beers, host local Chicano art and music, and have helped revitalize our Barrio Logan neighborhood. We reinvented what a craft brewery can be and our customers love it: our revenues... more

Marcel Favela Co-founder / Brewmaster @ Border X Brewing

Why you may want to support us...

1. Achieved profitability with $694k in revenue in 2017, up from $360k in 2016.
2. Featured in New York Times, San Francisco Chronicle, Los Angeles Times, and NPR.
3. Named 2016 Best Brewery Startup by Brewbound Magazine.
4. Our Blood Saison won bronze at the 2014 San Diego International Beer Festival.
5. Our Horchata Golden Stout won gold at the Los Angeles International Beer Competition.

Why investors ❤ us

WE'VE RAISED $461,704 SINCE OUR FOUNDING



One of my favorite [San Diego] beer selections was at Border X Brewing, a Mexican craft beer specialist in Barrio Logan. Border X has four-ounce pours for a mere $1.50 and an all-day happy hour on Tuesday with discounts on some pints. I recommend the deep-red Blood Saison, made with hibiscus and agave — it's sweet, tart and refreshing. The Abuelita's chocolate stout, vaguely spicy and tasting of cinnamon, is good, too.

Lucas Peterson
New York Times Travel Writer



Racia
Shorthand

Buena Suerte!!!

Octavio Pimentel



Proud of my Favela Family . My kids love your place . I believe in you all. Bendiciones.

Gloria Favela Rocha

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Marcel Favela
Co-founder / Brewmaster
Professional Business Planner with expertise in operational responsibilities and strategic planning



Martin Favela
CFO / Operations Manager
Former Business Planner for Sony Electronics



David Favela
Co Founder / CEO

In the news

Story

One-of-a-Kind Beers Made with Latino Flavors

Our Origin Story

From the beginning, we wanted to bring our roots to our brewing passion. A whole world of brewing traditions and flavors were right in front of us. We grew up with Jamaica, Horchata, and Abuelita's Chocolate as well as unique tropical fruits and spices from Latin America. Our mission was crystal clear: we would bring something new and different to our community by fusing our love of brewing, with our culture – and it was delicious!



We Took Traditional Mexican Ingredients and Turned Them Into Beer

Abuelita's Chocolate flavors our beer inspired by the cinnamon-spiced Mexican hot chocolate

Blue agave, traditionally used for tequila, sweeten our Blood Saison

Hibiscus flowers, traditionally used to make Jamaica, flavor our Blood Saison

Inspired by the traditional rice drink, we created the Horchata Golden Stout

Our Brewery is in the Historic Latino Neighborhood of Barrio Logan

Barrio Logan is one of the most exceptional neighborhoods in the country. Chicano Park is down the street, and is filled with historic murals celebrating Chicano history. Barrio Logan residents are proud of their heritage and contributions. Our brewery's environment reflects that: graffiti and fine art stand side by side, and our music goes from Latin Jazz to Rock en Espanol. We host fundraisers, Lucha Libre and art shows that celebrate Latino artists. We host a Chicano version of ComicCon dubbed ChicanoCon. We've even had Guillermo Del Toro (director of 2018 Oscar Best Picture winner *The Shape of Water*) and actor John Leguizamo come to our events. We are not only delicious beer, but we celebrate and share our history, our culture and our community with all.



We Earned $694K Last Year, Mostly from Taproom Sales



$700K
$525K
$350K
$175K
2017 After-Tax Sales = $694K
2013
2014
2015
2016
2017
Revenue

Our Growth Plan Starts With a Second Taproom in Los Angeles

At 5 million people, the Latino population in Los Angeles County is five times larger than San Diego County and, like a magnet, is pulling us to expand. We plan to open a second taproom in Bell, which is at the heart of the Latino community in Southeast Los Angeles. We will replicate our brewery model by producing our beers on site, adding delicious Mexican food and hosting community events. We have an excellent relationship with the city government and are excited to work with community.

We believe Los Angeles is just the beginning of our growth. We're focused on growing in the Southwest first – California, Arizona, New Mexico, Nevada, and Texas – in areas with strong Latino populations. We'll open up satellite taprooms when the time is right, and pursue canning and bottling to distribute our beers to a wider region.

$500 Profit per keg sold in our taproom

$100 Profit per keg sold in a restaurant

90% Of current sales are in our taproom

10% Of current sales are from distribution

5 million Latino residents in LA County

Our taprooms are already profitable on their own. If we can leverage our distribution to bars and restaurants, and move into cans and bottles, Border X could become an incredible business.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We're breaking down borders and building community with Latino craft beer, delicious food, and rich culture. We offer Mexican food to complement our beers, host local Chicano art and music, and have helped revitalize our Barrio Logan neighborhood. We reinvented what a craft brewery can be and our customers love it: our revenues increased 92% to $694k in 2017. With our strong monthly revenues so far this year and our plans to open a second taproom in Bell, we hope to double our revenue in 2018.

Where will your company be in 5 years?

Latinos know what Horchata, Jamaica, and Mexican chocolate taste like, and they love our beer because of the strong cultural connection. But great beer crosses all borders: twenty-five percent of our customers are non-Latino. We know we've created something special and want to share it, which is why we plan to open taprooms in other predominantly Latino communities. We're starting with Bell, and hope to open 5-6 locations around the Southwest in the next five years.

What is Border X?

Border X is a celebration of the best from both of our cultures. When we launched in San Diego, which is full of great breweries, we knew that we had to bring something special to the mix. But what? We're not Irish, we're not English, we're not German -- we're Mexican, Mexican-American in fact -- so we decided to bring our culture and palate to the brew-making process.
What that meant was making really unique craft beers that no one else was making. Most craft breweries are focused on repeating and perfecting traditional styles, or going bigger and bigger on IPA's. We decided to go our own way and instead incorporated our unique Mexican flavors in our beers. Our very first Mexican-inspired craft beer was our Blood Saison, which is based on a hibiscus-based traditional drink that is very popular in Mexico. It still has hops, still has barley, but we added in a huge amount of hibiscus flowers to give it a unique tart and fruity flavor. We hit a home run with that beer. Everyone loved that beer and, surprisingly, it cut across all customer segments. Craft beer aficionados identified and loved the traditional Saison style, but most importantly women and Latinos loved it too!
We knew that we were on to something special. No one else was doing anything with Mexican flavors like we were: we found our calling, and .... it was delicious!
The beer however was only the first of a series of strategic choice we made in serving our customers. We knew that to be true to our roots and communities we came from, we had to give back and go to where our customers were. We decided to invest into Barrio Logan, a proud and predominantly Latino neighborhood near downtown San Diego. Barrio Logan is an incredibly unique Barrio; history here is many, many layers deep and it continues to be the center of the Chicano community. Artists, activists, musicians, car and motorcycle clubs are all a part of this vibrant community. Many people thought we were crazy to come here, but we had no doubt that if we could serve and support this community, it would do the same for us. And it has. Now the street has been revitalized with grassroots, community businesses that are doing the same – celebrating and showcasing Chicano artwork, food, drinks and music. This street now has the distinction of being named a California Art District, named top five places to visit in San Diego, and has been featured on many news and popular food shows.
We tapped into two things that are driving the craft beer industry. The first is craft beer, which was growing rapidly by giving customers a unique experience. However, this market has slowed because there are a lot of breweries chasing after the same customer with the same beers. We focused first on our roots and community and it has made all the difference. We're really opening a whole new market segment. A Latino craft beer drinker almost doesn't exist. Latinos have not really been part of the craft beer movement, not by choice, but just by exclusion. No one has really marketed to them. No one has really thought about what would they like to drink or what kind of tasting room attracts a Latino customer. I think we've answered those questions in ways that no one else has. I think that's one of the key reasons we won the best brewery startup on the West Coast in December 2016 -- because we've identified and addressed these trends that in ways no one else has.
We've been growing like gangbusters. To be honest, this was not our intent. We originally started the brewery just for fun, but almost from day one, we had a line out the door, and people kept saying the same thing: You're making beers that no one else makes, they're

more flavorful, they're more approachable, they're authentic, they're grounded in tradition, yet they're innovative. We've been growing rapidly for three years now.

How did Border X get started?

It started almost four years ago. We started in a small industrial building by the border, hence the name Border X. It made sense: we're crossing borders in flavor and tradition, so let's name it that. We had such a huge demand that within three months we opened up a satellite tasting room in Barrio Logan, a very traditional Latino neighborhood. That blew up. Six months later, we were signing a lease on a 2,500-square-foot tasting room with a beer garden, a 5,000 square foot beer garden in the back.

At the beginning, we were brewing one keg at a time. Just imagine that for a second. It takes about five or six hours to run a whole brew and then you let it ferment and then you serve it a few weeks later -- it took us six hours to make a single keg. We were doing that for six months and we kept selling out. We couldn't keep up. We moved up to a three-barrel system, which is 90 gallons at a time, and that couldn't keep up either. We struggled with that for another year and a half. Luckily, we worked with another established larger brewery that helped us brew in larger volumes. Our Blood Saison is a home run beer. We've been contract brewing that for over two years to get through our manufacturing constraints.

In April of 2017, we installed a ten-barrel system. We went from a single keg to 90 gallons to now 300 gallons at a time, and it's much better, but we're still constrained. I don't think we've never realized our true sales capability simply because we cannot brew enough beer to keep up with demand. The biggest complaint that people have about us is that we just run out of their favorite beer. Our financials prior to installing larger system reflect that.

How much revenue do you collect?

In the first year (2014), we didn't make much money, it was about recipe development and learning. The second year (2015), we got up to about $250,000, and that was brewing on a tiny system. In 2016, we grew $360k. In 2017, we grew quite a bit and ended the year at $694,000. That's almost doubling year over year, but again, you can only make as much money as you can brew.

We've been bootstrapping the entire time. We have about $250,000 in personal funds invested in the business and tons of sweat and love. But we think we're onto something that deserves to be funded, and deserves to be grown in a much more methodical and comprehensive way than our current ad hoc combination of personal finances, reinvested profits, and leasing deals on our brewing equipment

What are the demographics of your customers?

Border X is about building community, from all walks of life. On a regular basis, 60% to 70% of our customers are Latino, 30% or 40% are white, and African-Americans and Asian-Americans make up the remainder. I'm the happiest when I walk into my tasting room and I see a great mix of ages, socioeconomic backgrounds, sexual orientation and ethnicities all together having a great time. That is our mission and a remarkable experience.

Why did you decide to focus on Latino customers?

Culturally, as a Latino born and raised in the U.S., I'm very assimilated. I've been in all kinds of environments, but the really interesting thing about what we're trying to do here -- very consciously, in all the decisions we make -- is to reflect our culture, our history, the things we love, and showcase it to our customer. One of the things that makes me proud is when people come into our tasting room and they look at the graffiti art, listen to the music, and taste our beers, and they'll say things like: "It seems like you designed this place for me," or "I feel so comfortable here." What they're really saying with all these comments is: "I feel welcome here. I feel embraced."

I realized something that I had felt myself firsthand; while I'm assimilated and can go to fancy restaurants and bars and feel comfortable, I'm not the target demographic for any of the places I've gone to. When you go to that fancy restaurant, they weren't really thinking about you when they made design choices. It's really speaking to another culture that has nothing to do with you as a person. The surprising thing is when you go to a place where you are the target demographic, it feels more comfortable and welcoming. It's like a splash of fresh water on your face. You didn't even realize you were missing it. This is what it feels like when someone sees you for who you are and acknowledges and respects your existence and your culture.

That's the key insight we had when we did the things that we did, and that's what makes our customers so passionate about us. We're acknowledging a market segment and marketing to them in ways that connect at an emotional level. We're respecting the customer, reflecting the customer, celebrating the customer, but at the same time, it's not exclusionary. Anyone who's not Latino can come and totally dig it, and that's kind of the vibe we want. We find that the truer we are to our target customer and the more authentic and legitimate we are to them, the more interesting we are to everybody.

What are your profit margins?

It costs $98 to $100 to brew a keg. When we brew a keg and sell the beer by pint, taster or growler in the taproom, we make around $500 per keg in margin. On the other hand, restaurants and bars buying kegs pay about $200 per keg, so we make about $100 in margin. Our strategy has always been about maximizing profit in the short term in order to fund our growth, so we sell beer on-site in pints, tasters and growlers. We want to move to canning and bottling, but we want to sell those directly from our tasting room, which is more profitable. That's what's giving us the profit to reinvest in the business and continue to grow and scale.

How do you plan to keep Border X growing?

We think we have a hell of a value proposition. What makes us different is that 60% to 70% of our customer base is Latino, new to craft beer drinking, and unique to us. We're what I call an evangelizing brand. We're bringing new people into the craft brew phenomenon. We're not chasing the same craft brew drinkers everyone else is.

In San Diego, there are about a million self-identified Latinos. Our hope is to establish a new facility in Los Angeles where there are more than five million Latinos in the county. We're looking at installing a 10 barrel system.

Our revenue numbers are almost exclusively tasting room sales. We have not kicked off a formal distribution strategy, which is how most brewers make their money. In general, tasting rooms should be 10% of your sales and 90% should be distribution. It's been the opposite for us -- 90% percent are inside sales and 10% are outside, simply because we need to serve our tasting room first. We want to solve that problem by producing beer on a much larger scale.

We believe that if we can do $1m to $1.2m in revenue on our current system in Barrio Logan. By moving to LA, brewing on the 10-barrel system plus some contract brewing, and adding a small canning and bottling system, we would approach $1.5 million in annual revenue

What's your strategy for expanding into Los Angeles?

We think there's a crunch coming in the craft beer industry. There are just too undifferentiated brands. You go to any bottle shop with a decent selection and it'll take a lifetime to try them all. That's why we're hyper-focused on the Latino market. We know our market, we know how to make ourselves visible to them, and we want to selectively grow our distribution where it makes the most sense. Instead of trying to be everything to everyone, we're saying: "No, our beers are designed to go with fine Mexican food."
When we move to LA, we'll maximize our tasting room sales because of the profit margin, but then we'll selectively go after premier Mexican food accounts, restaurants, and bars that fit our brand. That's key. We'll also go after locations where our Latino market purchases their goods. There are chains of Mexican supermarkets that really don't have much craft beer -- it's all Bohemia, Pacifico, Tecate, and Corona. We want to be the premier Latino craft beer on that shelf. Again, we're going where no other craft breweries go and marketing to a community that no craft breweries market to today.

If the Los Angeles facility succeeds, where would you go next?

We want to go where our communities are. A few more locations across LA and Riverside would be a great market for us, as well as the inland empire area. Central and Northern California and other southwestern states would be our next focus.

How does your focus on culture and the Latino market affect your brewing process?

There are over 2,000 fermenting traditions in Latin America built around unique fruit, spices, and ingredients. We have more than enough raw material to explore and make combinations of those ingredients in ways that will expand the palate and the experiences of craft beer drinkers around the world.
Craft brewing is trying to experiment with these flavors. You'll occasionally see an horchata stout, or a brewery will try to use Mexican chocolate to make either a porter or a stout. The difference is, we know our palate, we know what those flavors should taste like, and we add them in proportions that no other brewery would try. For example, our biggest beer is our Blood Saison, which uses the hibiscus flower. Other breweries have tried a hibiscus this or that, but I've purchased all of them and that flavor profile barely shows up. We put a ton of hibiscus flowers in our beer because we all grew up drinking this drink as children and we know what that flavor should taste like. If you're going to make a beer that's inspired by that, you have to be as true as you can to the flavors and experiences that you grew up with. That's made our beers distinct from any other craft beers out there.
Let me leave you with this one thing, which was our big "aha." Latinos find our beers approachable and nostalgic. They've had these flavors before. They've never had them as a craft beer, and they may not drink much craft beer at all, but they know these flavors, so they're open to trying it. If you say: "Hey, welcome to craft beer. Have this triple IPA," they're going to drink that and go: "What the hell is this?" Ninety percent of them will probably not have a good experience. That doesn't happen with our beers.
At the same time, the more we stay true to our flavor profile, the more exotic and interesting we became to non-Latino drinkers. We've won a few medals and awards for our beer and it's because the flavors are really unique and aren't like anything they've had, but they're brewed using solid, traditional styles. They'll have them, like our Blood Saison, and they'll say: "Wow, this is the best Belgian Saison I've ever had." It's not a Belgian Saison, it's more of a Mexican drink, but if you love it, awesome. We've managed to be true to one market and yet still attract another market, which is the best of both worlds.

What's your long-term vision for Border X?

I think our move into the LA market will prove to us whether we can leverage those three pillars that I told you about -- the craft beer, the culture, and the community. We've created something special here, and if we successfully replicate it in a second location, my vision is to establish tasting rooms and outlets throughout California and the other Southwestern states.
We would be entirely happy to be a strong regional brand in Texas, Arizona, New Mexico, California, and Nevada, and open satellite tasting rooms around those regions. We're interested not only in tier-one cities, like LA and San Diego, but also Sacramento and Bakersfield.
We don't want to franchise. Centralizing our processes gives us better control over recipes and quality, while expanding into dozen or more breweries. We use the breweries to build our brand in that market. Then, when we are tapped at a bar or a restaurant, people identify us with our physical location a real craft brand. We're not just a branding exercise. I think what you see from Budweiser and even Corona, those are branding exercises. There's no physical experience to be had, no legitimacy. Our tasting rooms keep that authenticity alive.
So as we proliferate across these western states, we think we can begin to leverage the brand into retail accounts, bars, and restaurants, and not have to compete like other breweries do purely through advertising campaigns. Ideally, there's a consumer who's had an experience with us, who knows who we are, when they go to a bar or a restaurant and they see us on the menu, they feel a visceral connection to a brand that is legitimate and real and present in their community. Our tasting rooms are incredibly profitable as a stand-alone business. If we can leverage the retail sales too, then Border X could become an incredible business.

How do you plan to move toward that vision over the next year?

First, we have to get the LA brewery up and running. It's going to be one of the largest tasting rooms in Los Angeles and it's going to feature the same unique art and culture of that community. It will probably be able to at least do double the sales of this tasting room here in San Diego. Our goal is $2 million in sales between both facilities in the first full year. It'll be up and running, according to our timeline, in the summer of 2018.
Second, we want to really begin to build out the infrastructure. One of the key areas is to refine our brand. Who are we? How do we represent ourselves? We have to have a brand team capable of really driving that both on the digital side, because we want to have e-commerce as well as in the physical space. We want to invest in a solid marketing team. Today, we use an outside consulting firm that helps us, but I think that's a muscle that we need to develop internally as well.

Do you have any competitors?

I think there are craft breweries in the U.S. that recognize the huge growth market in Latinos. However, most breweries have not done a good job reaching those customers. We have, and we did it because we made it our primary focus.Other breweries are only "toe-dipping'. They say: "We're going to make this beer and we're going to give it a Mexican name and it's going to have a slight Mexican twist and now we're going to open up a whole new marketplace." But they have not really been that successful. My belief is, if you try to stand for everything, then you stand for nothing. Other breweries just aren't focused on Latinos. It's not their target market.
Big beer companies are also trying to come up with something contemporary and Latino. Budweiser makes their version of a Michelada, which is a beer with tomato sauce and spices. In Mexico, it's super popular. Budweiser has reached a fair share of that market, but their angle and their marketing is very traditional -- girls in bikinis and Super Bowl ads. It's just not a real brand, doesn't really stand for anything, and they're certainly not in the craft aisle.

What do you plan to do with the money you raise from Wefunder investors?

We will use the funds to build out and launch our Los Angeles expansion. The second tasting room is a critical proof point of our expansion potential. To support that operation, we need to bolster our mgmt. team as well as our brand and digital marketing team. Social media, videos and events have been critical to communicate our brand and values.
My nephews have been great team members. One's a brewer, the other one is CFO and he keeps the tasting room up and running. They have started the brewery, but we know we need to add more team members with experience and capabilities to scale into a large brewery and build a much larger presence.
Right now, we hope to raise about $750,000 in a first round of funding, then about $2-3 million in a second round of funding after we prove the concept in LA.

Tell me about yourself.

I've always considered myself an entrepreneur, although I spent 20 years at HP. Yes, It's a huge corporation, but there were always launching new businesses, and that's where I tend to go. I love the chaos, the challenge, the undefined nature of taking on a challenge and trying to figure out how to drive the business. Right now, I lead the HP Global Educational business, which includes marketing, R&D, production, sales around the world.

You've talked about a commitment to community investment. What does that look like?

We opened in Barrio Logan and originally, that scared many San Diegans. However what most people don't know, is that it is a great community with an incredible history. We've been able to do something really beautiful here by revitalizing the whole street with local entrepreneurs. Some of the best taco shops, cafes, and art galleries are now located here. Since we opened four years ago, the whole neighborhood's been transformed in a grassroots way that helped preserve its unique history and culture.
We see our expansion to LA as a similar opportunity. We're not going to Santa Monica or downtown or a really touristy place. We're going to where our community and target market is -- in the heart of Latino community in southeast LA. The city has some beautiful historic buildings. The police department, the fire department are right down the street and we are all working to make positive changes. When I went up there to pitch to the city council, we got a standing ovation afterwards. People want us there. That experience really energized us!
There are many cities with similar challenge of underserved Latino communities that need a boost, a revitalization. We want to strategically decide where we invest, what cities we go to, and what parts of town we show up in. I think that's what makes us super unique. It's the double bottom line. We have profit margin, but we also contribute to the communities that we're a part of in real tangible and concrete ways. It's not your average brewery.

You've received a lot of media attention. How do you use that to your advantage?

We have got an incredible amount of media coverage that is worth millions of dollars. We've been written up in the LA Times and in the New York Times three or four times. We also host events that draw media attention. For example, we're less than half a mile away from San Diego ComicCon, so we decided to start a complementary event called ChicanoCon. We try to create a space for Latino artists, graphic artists, and writers to come and mingle. We've had director Guillermo Del Toro, actor John Leguizamo, and other performers come. We've gotten incredible amounts of press for that, and I think it's because our story is incredibly unique and the media's dying to hear and write our story.
If you think about that from a brand perspective, it's beautiful. It resonates with the general public because it's interesting, but it also resonates with the Latino community because it's compelling. We were on a special on the Travel Channel two months ago that's going to air in 120 countries. They only spotlighted five of San Diego's 200 breweries. Somehow our tiny brewery was sharing space with Ballast Point, Stone Brewing, Green Flash -- we could hardly believe it.

Financials

Border X Brewing has financial statements ending December 31 2019. Our cash in hand is $5,000, as of April 2020. Over the three months prior, revenues averaged $137,000/month, cost of goods sold has averaged $34,000/month, and operational expenses have averaged $102,000/month.

At a Glance

January 1 to December 31

$1,705,055 +82%
Revenue

-$82,971 [315%]
Net Loss

$98,729 +136%
Short Term Debt

$0
Raised in 2019

$5,000
Cash on Hand
As of 04/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're breaking down borders and building community with Latino craft beer, delicious food, and rich culture. We offer Mexican food to complement our beers, host local Chicano art and music, and have helped revitalize our Barrio Logan neighborhood. We reinvented what a craft brewery can be and our customers love it: our revenues increased 92% to $694k in 2017. With our strong monthly revenues so far this year and our plans to open a second taproom in Bell, we hope to double our revenue in 2018.

Latinos know what Horchata, Jamaica, and Mexican chocolate taste like, and they love our beer because of the strong cultural connection. But great beer crosses all borders: twenty-five percent of our customers are non-Latino. We know we've created something special and want to share it, which is why we plan to open taprooms in other predominantly Latino communities. We're starting with Bell, and hope to open 5-6 locations around the Southwest in the next five years.

Milestones

Border X Brewing LLC was incorporated in the State of California in December 2012.

Since then, we have:

- Achieved profitability with $694k in revenue in 2017, up from $360k in 2016.

- Featured in New York Times, San Francisco Chronicle, Los Angeles Times, and NPR.

- Named 2016 Best Brewery Startup by Brewbound Magazine.

- Our Blood Saison won bronze at the 2014 San Diego International Beer Festival.

- Our Horchata Golden Stout won gold at the Los Angeles International Beer Competition.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,705,055 compared to the year ended December 31, 2018, when the Company had revenues of $934,509. Our gross margin was 74.13% in fiscal year 2019, compared to 81.72% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $539,886, including $51,243 in cash. As of December 31, 2018, the Company had $541,770 in total assets, including $80,331 in cash.

- *Net Loss.* The Company has had net losses of $82,971 and net income of $38,579 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $567,686 for the fiscal year ended December 31, 2019 and $494,660 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $274,140 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Border X Brewing LLC cash in hand is $5,000, as of April 2020. Over the last three months, revenues have averaged $137,000/month, cost of goods sold has averaged $34,000/month, and operational expenses have averaged $102,000/month, for an average net margin of $1,000 per month. Our intent is to be profitable in 1 months.

In December thru March, we experienced solid Year over Year performance as a result of fine tuning our Barrio Logan and Bell production and operations, and from a more effective marketing and event planning. In March, we were notified that we were a Semi-finalist for the 2020 James Beard Award. We were poised for significant growth when the COVID 19 pandemic forced the closure of all bars, restaurants and breweries.

The COVID Pandemic has impacted us in significant ways and we are working to manage our way through this and come out ready to grow after.

We are addressing our fixed costs such as rent. In City of Bell, we are on track for a forbearance of 6 months on monthly lease charges. This is a life saver, as the rent here is significantly higher than Barrio Logan. In Barrio Logan, we are still in discussions, but believe we may achieve a similar outcome, a 3-6 month forbearance.

All employees have been furloughed, except for a part time brewer who will ensure the protection and completion of beers that were in process at time of emergency.

Other expenses such as brewing equipment financing, two company vans and other expenses have been delayed through formal processes and terms offered by banks/companies.

We will pivot our business to focus on take away beer/delivery. We developed an online sales platform and have been selling externally since March 28th. Online sales and marketing and more canning/bottling of beer will be our future focus. If we can generate at least $40k per brewery during this interim pandemic period, we believe we will be able to survive. In addition, we are pursuing government contracts for Hand Sanitizer, as we have been approached by the military to produce during this emergency. Sanitizer is worth almost double the value of beer, our biggest challenge however is sourcing of raw materials, as everything is on back order.

SBA loan applications are in process at this moment, we will seek a Payroll Protection Plan loan (PPP), which 90% of principal is forgivable, if money invested in rent, utilities and employee salary payments. We believe we may be eligible for $200-$225k. We are also applying for other SBA emergency loan programs, as the terms offered are significantly better than anything available.

We hope that some level of normalcy will return in the peak months of July/August. However, this is based on many things external variables outside of our direct control. We believe that when we survive this emergency, our customers will be hungry for some community.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -5%

Gross Margin: 74%

Return on Assets: -15%

Earnings per Share: N/A

Revenue per Employee: $113,670

Cash to Assets: 9%

Revenue to Receivables: 13,344%

Debt Ratio: 105%

BorderXBrewing Dec 2019 Financials 1 .pdf

Border X Brewing LLC Financials 2019.pdf

Risks

1. Alcohol regulations. Because we will manufacture and sell alcohol, we will be subject to extensive regulation by the Federal Tax and California Alcoholic Beverage Control. These regulations are strictly enforced. Failure to follow those regulations could have a severe negative impact on our sales and even our ability to remain open

2. Competition.–We face competition from breweries that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

3. Ingredient costs. The cost of brewing beer is very dependent on ingredient costs, especially grain. Increases in ingredient costs due to shortages or weather could affect our profit margins.

4. Border X Brewing is very dependent on its small management team. If anything catastrophic were to happen to the company's management team, the future of the company may be compromised. Furthermore, ownership of the company is concentrated in a small number of members (5).

5. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Favela	CEO - Manager @ Border X Brewing LLC	2013
Marcel Favela	Master Brewer @ Border X Brewing	2013
Martin Favela	CFO @ Border X Brewing	2013

Officers

OFFICER	TITLE	JOINED
David Favela	CEO	2013
Marcel Favela	Master Brewer	2013
Martin Favela	CFO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Favela	Membership interests	20.0%
Michael Fuller	Membership interests	20.0%
Marcelino Favela	Membership interests	20.0%
Marcel Favela	Membership interests	20.0%
Martin Favela	Membership interests	20.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$750	SAFE
01/2014	$6,000	Loan
01/2014	$15,000	Loan
01/2014	$7,000	Loan
01/2014	$60,388	Loan
01/2016	$22,670	Loan
01/2017	$2,100	Loan
09/2016	$80,841	Loan
01/2015	$6,300	Loan
01/2016	$8,500	Loan
01/2015	$5,000	Loan
01/2017	$11,000	Loan
01/2016	$17,630	Loan
01/2015	$31,711	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
David Favela	01/01/2014	$60,388	$62,109	2.85%		
Martin Favela	01/01/2014	$7,000	$7,200	2.85%		Yes
Marcelino Favela	01/01/2014	$15,000	$15,428	2.85%		Yes
Marcel Favela	01/01/2014	$6,000	$6,171	2.85%		Yes
Martin Favela	01/01/2015	$6,300	$6,480	2.85%		Yes
David Favela	01/01/2015	$31,711	$27,915	2.85%		Yes
Marcelino Favela	01/01/2015	$5,000	$5,143	2.85%		Yes
Marcelino Favela	01/01/2016	$8,500	$8,742	2.85%		Yes
David Favela	01/01/2016	$22,670	$23,316	2.85%		Yes
Martin Favela	01/01/2016	$17,630	$18,132	2.85%		Yes
Axis Capital Inc	09/13/2016	$80,841	$66,100	12.7%	11/01/2021	Yes
Marcelino Favela	01/01/2017	$2,100	$2,160	2.85%		Yes
Martin Favela	01/01/2017	$11,000	$11,314	2.85%		Yes

Related Party Transactions

Name	Martin Favela
Amount Invested	$17,630
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$18,132 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$7,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$7,200 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$15,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$15,428 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$60,388
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$62,109 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$5,143 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$11,000
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$11,314 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Martin Favela
Amount Invested	$6,300
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$6,480 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	CFO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$22,670
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$23,316 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	President CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$8,500
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$8,742 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcelino Favela
Amount Invested	$2,100
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$2,160 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	Relative of officers

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	David Favela
Amount Invested	$31,711
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$27,915 as of 03/2018
Interest	2.85 per annum
Discount rate	0.0
Outstanding	Yes
Current with payments	Yes
Valuation cap	None
Relationship	President - CEO

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Name	Marcel Favela
Amount Invested	$6,000
Transaction type	Loan
Issued	01/01/2014
Outstanding principal plus interest	$6,171 as of 03/2018
Interest	2.85 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Master Brewer of company

This is a loan without a maturity date. It's being paid back as the business profits, without a specific expectation of timeline.

Use of Funds

$150,000	Funds will be used to support brewery expansion into new market in Los Angeles. -- 65% will be used to complete tasting room build out and furniture. -- 30% will be used for start up expenses and working capital. -- 5% will go towards the Wefunder fee.
$750,000	-- 15% will be used to complete tasting room build out and furniture. -- 45% will increase Los Angeles expansion ($350k) -- 35% will be used to build out a 3rd tasting facility in Southern California -- 5% will go towards Wefunder fee

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.